UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of May, 2000

                               -------------------

                                    001-11145
                              (Commission File No.)



                               BIOVAIL CORPORATION
                 (Translation of registrant's name into English)


             2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (416) 285-6000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F_X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

                              BIOVAIL CORPORATION



THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229).

                                                                   Exhibit 99(a)


        2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, (416) 285-6000


                                             CONTACT:  Bob Podruzny
                                                       President
                                                       Kenneth Howling
                                                       Vice President Finance
                                                       (416) 285-6000

FOR IMMEDIATE RELEASE

*BIOVAIL ANNOUNCES SENIOR EXECUTIVE APPOINTMENTS*


TORONTO, CANADA, May 30, 2000--Biovail Corporation announced today the appointment of two senior members of management. Brian H. Crombie has been appointed as Senior Vice President and Chief Financial Officer of Biovail and Michel P. Chouinard has been appointed Vice President and General Manager of the Company's Crystaal Division in Canada.

Mr. Crombie was most recently Managing Director, Corporate Finance of The Jim Pattison Group, one of Canada's largest private conglomerates with over $5 billion in revenues and 50 diverse operating companies. Prior to his involvement in The Jim Pattison Group, Mr. Crombie held a number of senior executive positions with The Molson Companies, the most recent being Senior Vice President Corporate Finance. As well, Mr. Crombie gained strategic financial experience previously at The Walt Disney Company and at Morgan Stanley & Company.

Mr. Chouinard was most recently Vice President, Commercial Operations, Vaccines at Biochem Pharma Inc., one of Canada's leading pharmaceutical companies. In addition, Mr. Chouinard gained valuable commercial leadership experience through progressively senior positions held with Abbott Laboratories (Canada) Inc., Glaxo (Canada) and the Lederle Pharmaceutical Division of American Cyanamid Corporation.

Mr. Eugene Melnyk, Chairman of the Board, commented "these senior appointments are reflective of Biovail's dramatic growth, both in terms of size and complexity. The executive changes we have made will allow us to more aggressively take advantage of the next phase of our growth through the expansion of our executive resource base and the specialized experience brought to the Company by our new management members."

Mr. Kenneth Howling will continue in the role of Vice President Finance. Mr. Rob Harris, previous Vice President and General Manager of Crystaal has been appointed Vice President Business Development where he will be responsible for the acquisition of new product and technology opportunities for Biovail.

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              BIOVAIL CORPORATION


                              By /s/ John R. Miszuk
                                 ------------------------------------
                                 Name:  John R. Miszuk
                                 Title:   Vice President, Controller

DATE:  June 6, 2000